

July 31, 2012

<u>Via E-mail</u>
Mr. Wayne Fraser
Interim Chief Financial Officer
Starfield Resources, Inc.
120 Adelaide Street, Suite 900
Toronto, Ontario
Canada M5H 1T1

      Re: Starfield Resources, Inc.
              Form 20-F for the Year Ended February 28, 2011
              Filed September 30, 2011
              File No. 000-29948

Dear Mr. Fraser:

      We issued comments on the above captioned filing on June 13, 2012**.** On July 10, 2012 we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

      As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

      You may contact Brian McAllister at (202) 551-3341 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

                                Sincerely,

                                /s/Tia L. Jenkins

                                Tia L. Jenkins
                                Senior Assistant Chief Accountant
                                Office of Beverages, Apparel, and
                                Mining